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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A*

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CEDAR SHOPPING CENTERS INC.

(Name of Issuer)

Common Stock par value $0.01 per share
8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

150602209 and 150602308

(Cusip Number)

Equity One, Inc.
1696 Northeast Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150602209			Page 2 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,596,900

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,596,900

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,596,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 150602308			Page 3 of 6

1.	Name of Reporting Person: EQUITY ONE, INC.		I.R.S. Identification Nos. of above persons (entities only): 52-1794271

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: MARYLAND

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 220,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 220,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 220,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 4 of 6 Pages

ITEM 1. SECURITY AND ISSUER.

     This amendment no. 1 to Schedule 13D (this “Amendment No. 1”) is filed as the first amendment to the Statement on the Schedule 13D dated June 23, 2004 (the “Original Schedule 13D”). The Original Schedule 13D related to the common stock, par value $0.01 per share (the “Common Stock”), issued by Cedar Shopping Centers Inc., a Maryland corporation (the “Company”), the principal executive offices of which are located at 44 South Bayles Avenue, Port Washington, New York 11050.

     This Amendment No. 1 relates to the 8-7/8% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of the Company (the “Preferred Stock”) and reflects material changes in the information contained in the Original Schedule 13D, which are more fully reflected in this Item 1 and Items 3, 4, 5 and 7 below (which items are hereby amended and supplemented as set forth in this Amendment No. 1), following the acquisition by Equity One, Inc. of shares of Preferred Stock.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the Preferred Stock beneficially owned by the Reporting Person is $5,500,000. The shares of Preferred Stock purchased by the Reporting Person were purchased with the working capital of the Reporting Person and from proceeds of its $340,000,000 unsecured revolving credit facility with a syndicate of banks for which Wells Fargo Bank, National Association is the sole lead arranger and administrative agent.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Preferred Stock by the Reporting Person was for investment. The shares may be disposed of at any time. In addition, subject to the ownership limitations imposed by the Articles Supplementary establishing the series of Preferred Stock and prevailing market conditions, the Reporting Person may acquire additional or dispose of shares of Preferred Stock.

     The Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of Preferred Stock reported beneficially owned by the Reporting Person is based on 2,350,000 shares outstanding, which is the total number of shares of Preferred Stock issued and outstanding, as reflected in the Company’s Prospectus Supplement filed with the Securities and Exchange Commission (the “Commission”) under Rule 424(b)(5) in connection with the underwritten public offering of those securities completed on July 28, 2004.

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 5 of 6 Pages

     As of the close of business on August 5, 2004, the Reporting Person beneficially owned 220,000 shares of Preferred Stock, constituting approximately 9.4% of the shares of Preferred Stock outstanding.

     (b) The Reporting Person has the power to vote all of the shares of Preferred Stock and to dispose of all of the shares of Preferred Stock beneficially owned by it.

     (c) The 220,000 shares of Preferred Stock of the Company beneficially owned by the Reporting Person were purchased in the underwritten public offering of those securities completed by the Company on July 28, 2004 at an offering price of $25.00 per share.

     (d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibits:

10.1	Amendment No. 2 to Credit Agreement, dated as of July 19, 2004, among the Reporting Person, Wells Fargo Bank, National Association, in its capacity as contractual representatives of the lenders named therein, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Reporting Person on July 26, 2004

CUSIP No.	150602308 150602209	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

     IN WITNESS WHEREOF, the undersigned has executed this instrument as of the 6th day of August, 2004.

EQUITY ONE, INC., a Maryland corporation
By:	/s/ Doron Valero
Doron Valero
President and Chief Operating Officer